SUB-ITEM 77E:  Legal Proceedings

On June 2, 2011, a complaint was filed against Hartford
Investment Management Company in the United States
District Court of Connecticut (Deutsche Bank Trust Company Americas v. Aetna, Inc., ING Investment Trust Co., Milan E. Chilla, Hartford Investment Management Co., and UBS AG
(D. Conn.)). In a similar action, plaintiffs filed a complaint listing The Hartford Index HLS Fund, which was merged into HIMCO VIT Index Fund in October, 2014, as members of the defendant class (The Official Committee of Unsecured
Creditors of Tribune Company v. Fitzsimons, et al. (Bankr. D. Del.)). The complaints relate to the bankruptcy of the Tribune Company, which was a public company that repurchased its shares in a leveraged buyout in 2007, but entered bankruptcy a year later. The plaintiffs in each case allege that the repurchase of shares acted as a fraudulent transfer. The plaintiffs in each case seek to recover from each class member the amount of consideration received in the buyout. The Hartford Index HLS
Fund held 23,987 shares and received $815,558 in the buyout.
The Hartford Index HLS Fund is listed as a member of the defendant shareholder class in an exhibit to the Complaint.
Each action was transferred to the United States District Court for the Southern District of New York. In September 2013, the court dismissed the Deutsche Bank Trust Company Americas action, and this dismissal was affirmed in March 2016 by the United States Court of Appeals for the Second Circuit. The plaintiff in the Deutsche Bank Trust Company Americas action has filed a petition for writ of certiorari, which is pending before the U.S. Supreme Court. In The Official
Committee of Unsecured Creditors of Tribune Company action, the court in January 2017 granted the motion to dismiss filed in 2014 by the shareholder defendants. As a result, the shareholder defendants, including The Hartford Index HLS
Fund, have all now been dismissed from the case. Because other non-shareholder defendants remain in the lawsuit, the dismissal order is not immediately appealable by the plaintiff, but an eventual appeal is expected. The Hartford, on behalf of the Fund, intends to continue to vigorously defend these actions.